FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

Industry analysts comment on PeopleSoft-J.D. Edwards:

“We think the deal is the right move.”

That’s how Peerstone Research, an independent research firm, answers the question, “Will the PeopleSoft-J.D. Edwards deal benefit shareholders and customers?” And here’s how Peerstone Research addresses other key issues in the June 6 edition of the Enterprise Software Weekly:

Can PeopleSoft Execute?

“We don’t see execution or architectural diversity as major obstacles to the success of this deal.”

“In a nutshell: we don’t see any reason why PeopleSoft shouldn’t have the benefit of the doubt on this point.”

Can the new verticals make PeopleSoft a challenger to SAP?

“...the combined PSFT-JDEC entity will have a vertical footprint quite similar to SAP’s, though still with a somewhat stronger Government and Financial Services weight and slightly less Manufacturing.”

Can this new vertical footprint help drive the license revenue of the combined entity?

“These [manufacturing] verticals have been spending on software projects despite the IT recession because, unlike relatively sheltered government and services verticals, they are exposed to the brutal winds of worldwide competition and have no choice but to drive relentlessly for more efficient business processes and hard dollar cost savings.”

License Revenue Growth Depends on Cross-Selling

“If successful, this plan could boost post-merger license revenues 10%-15% relative to the normal trend line of the pre-merger companies.”

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements
 This communication may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.